
SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH, DC
213
SECTION

SECUR  ION

07003259

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26901

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CNL Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 S. Orange Avenue
(No. and Street)

Orlando, FL 32801
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Bourne 407-650-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

200 S. Orange Avenue, Ste 2050 (Address) Orlando (City) FL (State) 32801 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert A. Bourne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CNL Securities Corp., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Robert A. Bourne, Chief Executive Officer

Title

Notary Public

Notary Public State of Florida
Phyllis S Bell
My Commission DD572091
Expires 07/22/2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CNL SECURITIES CORP.

United States
Securities and Exchange Commission
Washington, D.C. 20549

Annual Audited Report
Form X-17A-5 Part III

Year Ended December 31, 2006

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER | CNL SECURITIES CORP. | as of December 31, 2006

AMENDED

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$13,672,444	3480
2. Deduct ownership equity not allowable for Net Capital			-	3490
3. Total ownership equity qualified for Net Capital			13,672,444	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computations of net capital			-	3520
B. Other (deductions) or allowable credits (List)			-	3525
5. Total capital and allowable subordinated liabilities			13,672,444	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Conditions (Notes B and C)	$3,854,762	3540		
B. Secured demand note deficiency	-	3590		
C. Commondity futures contracts and spot commodities-proprietary capital charges	-	3600		
D. Other deductions and/or charges	-	3610	(3,854,762)	3620
7. Other additions and/or allowable credits (List)			-	3630
8. Net capital before haircuts on securities positions			$ 9,817,682	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$ -	3660		
B. Subordinated securities borrowings	-	3670		
C. Trading and investment securities:				
1. Exempted securities	-	3735		
2. Debt securities	-	3733		
3. Options	-	3730		
4. Other securities	(6,928)	3734		
D. Undue Concentration	-	3650		
E. Other (List)	-	3736	(6,928)	3740
10. Net Capital			$ 9,810,754	3750

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CNL SECURITIES CORP. as of December 31, 2006

AMENDED

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

PART A

Line	Description		Amount	Code
11.	Minimum net capital required (6-2/3% Of Line 19)	$	678,653	3756
12	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requiremen of subsidiaries computed in accordance with Note (A).	$	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	678,653	3760
14.	Excess net capital (line 10 less 13)	$	9,132,101	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	8,792,773	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description		Amount	Code		Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition				$	10,179,808	3790
17.	Add:						
	A. Drafts for immediate credit	$	-	3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	-	3810			
	C. Other unrecorded amounts (List).	$	-	3820	$	-	3830
19.	Total aggregate indebtedness				$	10,179,808	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 -:- by line 10).					104%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)					0.00%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

PART B

Line	Description		Amount	Code
22	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debts	$	-	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	-	3880
24.	Net capital requirement (greater of line 22 or 23)	$	-	3760
25.	Excess net capital (line 10 less 24)	$	-	3910
26.	Net capital in excess of: 5% of combined aggregate debt items of $ 120,000.	$	-	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondents should provide a list of material non-allowable assets.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

GRANT THORNTON LLP

70

ADDRESS Number and Street	City	State	Zip Code
200 SOUTH ORANGE AVENUE STE 2050	ORLANDO	FL	32801
71	72	73	74

Check One

(x)	Certified Public Accountant	75
( )	Public Accountant	76
( )	Accountant not resident in United States or any of its possessions	77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE. . . . FOR SEC USE ONLY

WORK LOCATIONS	WORK LOCATIONS MM/DD/YY	DOC. SEC. NO.	CARD			
50	51	52	53			

CNL SECURITIES CORP.

(A wholly Owned Subsidiary of
CNL Capital Markets, Inc.)

Financial Statements and
Supplemental Information

December 31, 2006

CNL SECURITIES CORP.

(A WHOLLY OWNED SUBSIDIARY OF CNL CAPITAL MARKETS, INC.)

Financial Statements and Supplemental Information

December 31, 2006

Table of Contents

Report of Independent Certified Public Accountants 1

Financial Statements:

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

Supplemental Information:

Schedule I – Computation of Net Capital Under rule 15c3-1 of Securities and Exchange Commission 13

Report of Independent Certified Public Accountants on Internal Control Required by SEC rule 17a-5 14

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

To the Board of Directors
CNL Securities Corp.:

We have audited the accompanying statement of financial condition of CNL Securities Corp. (the Company), a wholly owned subsidiary of CNL Capital Markets, Inc., as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Securities Corp. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Orlando, Florida
February 23, 2007

200 S. Orange Avenue
Suite 2050
Orlando, FL 32801
T 407.481.5100
F 407.481.5190
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

CNL SECURITIES CORP.
(A Wholly Owned Subsidiary of CNL Capital Markets, Inc.)

Statement of Financial Condition
(in Thousands)

December 31, 2006

Assets

Cash and cash equivalents	$ 17,462
Accounts receivable - related parties	4,945
Prepaid expenses and other assets	1,166
Property and equipment - net	233
Marketable securities	46
Total assets	$ 23,852

Liabilities and Stockholder's Equity

Accounts payable and accrued liablities	$ 7,806
Due to parent	2,221
Deferred expenses	153
Total liabilities	10,180
Stockholder's equity:	
Common stock – authorized 100 shares; par value $1.00 per share; issued and outstanding 100 shares	-
Additional paid-in capital	44,542
Accumulated deficit	(30,870)
Total stockholder's equity	13,672
Total liabilities and stockholder's equity	$ 23,852

See the accompanying notes to financial statements.

CNL SECURITIES CORP.
(A Wholly Owned Subsidiary of CNL Capital Markets, Inc.)

Statement of Operations
(in Thousands)

For the year ended December 31, 2006

Revenue:	
Commissions and fees	$ 96,087
Interest and investment income	245
Total revenues	96,332
Expenses:	
Commissions and sales expenses	89,754
Salaries and benefits	9,075
General and administrative expenses	3,519
Total operating expenses	102,348
Loss before income taxes	(6,016)
Income tax benefit	1,785
Net loss	$ (4,231)

See the accompanying notes to financial statements.

CNL SECURITIES CORP.
(A Wholly Owned Subsidiary of CNL Capital Markets, Inc.)

Statement of Changes in Stockholder's Equity
(in Thousands)

For the year ended December 31, 2006

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
Balance, December 31, 2005	$ -	$ 34,942	$ (26,639)	$ 8,303
Net loss	-	-	(4,231)	(4,231)
Contribution of capital	-	9,600	-	9,600
Balance, December 31, 2006	$ -	$ 44,542	$ (30,870)	$ 13,672

See the accompanying notes to financial statements.

CNL SECURITIES CORP.
(A Wholly Owned Subsidiary of CNL Capital Markets, Inc.)

Statement of Cash Flows
(in Thousands)

For the year ended December 31, 2006

Cash and cash equivalents at beginning of year	$ 10,712
Cash flows from operating activities:	
Cash collections for commissions and fees	93,853
Interest and other income	252
Commissions and salaries paid	(96,207)
Cash paid to affiliates and other operating cash payments	(2,478)
Cash received from parent company for income tax benefit	1,785
Net cash used in operating activities	(2,795)
Cash flows from investing activities:	
Purchases of property and equipment	(59)
Proceeds from sales of fixed assets	4
	(55)
Cash flows from financing activities:	
Capital contributions from parent	9,600
Net increase in cash and cash equivalents	6,750
Cash and cash equivalents at end of year	$ 17,462
Reconcilation of net loss to net cash used in operating activites	
Net loss per Statement of Operations	$ (4,231)
Add items not requiring (providing) cash:	
Depreciation	184
Amortization of deferred rent	21
Gain on sale of fixed assets	(4)
Investment losses	7
Cash provided by (used for) changes in:	
Accounts receivable	(2,263)
Due from parent	179
Prepaid expenses and other assets	(965)
Accounts payable and accrued expenses	2,023
Due to parent	2,221
Deferred expenses	33
Net cash used in operating activities	$ (2,795)

See the accompanying notes to financial statements.

CNL SECURITIES CORP.
(A Wholly Owned Subsidiary of CNL Capital Markets, Inc.)

Notes to Financial Statements

December 31, 2006

Note 1 – Organization and Summary of Significant Accounting Policies:

Organization and Business Activity:
CNL Securities Corp. (the "Company"), a Florida Corporation and wholly owned subsidiary of CNL Capital Markets, Inc., is a registered broker-dealer with the Securities and Exchange Commission and a member of National Association of Securities Dealers, Inc. ("NASD"). The Company serves as broker-dealer for the sale primarily of "limited partnership units" of various investment partnerships and shares of stock of unlisted real estate investment trusts ("REITs"). Commissions and fees are generated from the sale of these units and shares. The Company's operations are based in Orlando, Florida.

The Company's accounting policies are in conformity with accounting principles generally accepted in the United States of America and reflect practices appropriate to broker-dealers in the securities industry in the United States of America.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:
Commissions and fees from the sale of REIT shares and limited partnership interests in real estate and other capital ventures are recognized as revenue when earned and are recorded on the date the investor is admitted as a limited partner or stockholder.

Cash and Cash Equivalents:
For purposes of the statement of cash flows, cash and cash equivalents include money market funds and other liquid financial instruments with an original maturity date of three months or less when purchased.

Accounts Receivable:
The Company estimates losses for uncollectible accounts based on historical experience and the evaluation of the likelihood of success in collecting specific receivables. At December 31, 2006, in the opinion of management, all amounts were considered collectible and no allowance was deemed necessary.

Notes to Financial Statements

Note 1- Summary of Significant Accounting Policies - Continued:

Direct Expenses Related to Offerings:

Costs associated with offerings are deferred and recognized as commissions and fees are earned. Deferred amounts are included in prepaid expenses and other assets in the accompanying Statement of Financial Condition.

Marketable Securities:

Marketable securities consist of proprietary investments that are treated as trading securities. Marketable securities are carried at fair value, with changes in fair value recorded in interest and investment income.

Property and Equipment:

Assets are stated at cost. Major renewals and betterments are charged to the property and equipment accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets are expensed currently. Gain or loss on retirement or disposal of an individual asset is recorded as income or expense. The Company depreciates its assets using the accelerated and straight-line methods over the following estimated lives:

	Years
Office furnishings, fixtures and equipment	5-15
Computer software and hardware	3-5
Leasehold improvements	15

Income Taxes:

The Company accounts for income taxes under SFAS No. 109, *Accounting for Income Taxes* (SFAS 109). Deferred taxes result primarily from temporary differences in the recognition of various expenses for tax and financial reporting purposes. These differences primarily include depreciation and amortization, and various accruals and reserves recognized in different periods for tax and financial reporting purposes.

The Company is part of a consolidated tax reporting group with its ultimate parent company, CNL Holdings, Inc. ("the Parent"). No formal tax sharing agreement exists. The Company uses the pro-rata method for computing and reporting income taxes on a stand alone basis, and records an intercompany payable or receivable based on its book basis taxable income or loss. All deferred tax items generated on a standalone basis are paid currently through this intercompany account. Tax-related intercompany payables and receivables that are not paid are treated as capital transactions between members of the consolidated tax reporting group.

Notes to Financial Statements

Note 2 - Related Party Transactions:

Investment Partnerships and REITs:

The Company's activities as a broker-dealer relate primarily to certain investment partnerships and unlisted real estate investment trusts. James M. Seneff, Jr. (stockholder-officer of the Parent) and Robert A. Bourne (officer of the Company) are also general partners in these investment partnerships and officers and directors of the REITs.

Transactions with Affiliated Companies:

The Company earned commissions from related entities (see preceding paragraph) for the year ended December 31, 2006, of $94,767,617. At December 31, 2006, the Company had commissions and fees due from related investment partnerships and REITs totaling $4,945,167. At December 31, 2006, the Company had $2,221,478 due to CNL Financial Group, Inc. ("CFG") for amounts paid by CFG on behalf of the Company in excess of payments made.

The Company provides marketing and investor services to the related partnerships, unlisted REITs and related companies for which it receives fees. For the year ended December 31, 2006, such fees amounted to $1,319,377.

Subsidiaries of the Parent provide marketing, administration, technology systems, human resources, accounting, tax and compliance services to the Company. Amounts paid for these services amounted to $1,176,045 for the year ended December 31, 2006, and are included in general and administrative expenses in the accompanying statement of operations.

Contribution of Capital:

In recent years, the Company has sustained losses and has become dependent upon the willingness and ability of the Parent to make capital contributions to fund the negative cash flows and/or meet the Company's net capital requirements. CNL Capital Markets, Inc. contributed capital totaling $9,600,000 during the year ended December 31, 2006 (See Note 5).

Note 3 - Property and Equipment:

Property and equipment is summarized as follows:

Office furnishings, fixtures and equipment	$ 626,635
Computer equipment and software	520,755
Leasehold improvements	38,089
	1,185,479
Less: Accumulated depreciation	(952,763)
	$ 232,716

Depreciation expense amounted to $183,657 for the year ended December 31, 2006.

Note 4 - Income Taxes:

Income tax benefit is summarized as follows:

Federal income tax benefit	$ 2,000,187
State income tax expense	(215,623)
	$ 1,784,564

During the year ended December 31, 2006, the Company recorded higher income tax expense as a result of the determination that state net operating loss carryforwards are not expected to be realized.

Note 5 - Capital Requirements:

The Company is subject to the rule 15c3-1(a)(2) under the Securities Exchange Act of 1934. The rule provides that a broker or dealer in securities is required to maintain a minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness. The net capital of the Company, as of December 31, 2006 was $9,810,754 and 6 2/3% of aggregate indebtedness was $678,653 (See also Schedule I).

The Company did not have any liabilities subordinated to claims of general creditors during the year ended December 31, 2006, and is exempt from revenue requirements under rule 15c3-3k(2)(i) under the Securities Exchange Act of 1934.

There were no material differences between the computation of net capital under rule 15c3-1 included in the amended unaudited FOCUS report and the audited computation of net capital.

Note 6 - Profit Sharing Plan:

Employees of the Company are included in CFG's defined contribution profit sharing plan ("the Plan"). The Plan is designed in accordance with the applicable sections of the Internal Revenue Code, and is not subject to minimum funding requirements. The Plan covers all eligible employees of the Company upon completion of one month of service. Employees may elect to contribute up to a maximum of 98% of their salary under Internal Revenue Service regulations. The Company matches 50% of the first 7% of each employee contribution for employees that have completed six months of service to a maximum of 3.5% of salary. For the year ended December 31, 2006, the Company's contribution, including administrative costs, amounted to $274,411, and is included in salaries and benefits in the accompanying Statement of Operations.

Note 7 – Obligations under Operating Leases:

Lease with Affiliated Companies:
The Company has been allocated a portion of a lease relating to office space leased from a related party. The lease provides for minimum monthly payments through October 2021, currently at $24,600 per month. Deferred rent expense represents the difference between rent paid and the total cost of the lease recognized on a straight-line basis over the remaining life of the lease. Rent expense, including amortization of deferred rent, relating to the Company's allocation of this lease agreement totaled $366,986 for the year ended December 31, 2006.

Lease of Office Space:
The Company has been allocated a portion of a lease relating to other office space. The lease provides for current minimum monthly payments of $16,842 through March 2009. Rent expense, relating to the Company's allocation of this lease agreement totaled $184,958 for the year ended December 31, 2006.

The Company's allocation of future minimum lease payments as of December 31, 2006 is as follows:

Year ending December 31,	
2007	$ 548,345
2008	564,330
2009	421,460
2010	380,166
2011	391,593
Thereafter	4,533,944
	$6,839,838

Notes to Financial Statements

Note 8 - Concentration of Credit Risk:

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, accounts receivable and commissions and fees.

The Company maintains cash balances at financial institutions and invests in unsecured money market funds. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. At various times throughout the year and at December 31, 2006, balances in these accounts exceeded the insured limits.

Concentrations of credit risk with respect to accounts receivable and commissions and fees relates to the Company's business activity being substantially all from the sale of securities of affiliated entities (See Note 2).

Note 9 - Contingencies:

From time to time, the Company is a party to various legal actions arising in the ordinary course of its business. While the results of these matters cannot be predicted with certainty, management believes that the final outcome of such legal actions will not have a material adverse effect on the Company's financial position.

During the year ended December 31, 2005, the Company completed a review of its underwriting compensation paid in connection with REITs for which the Company serves or has served as the broker-dealer. As a result of that review, the Company determined that there were instances where the REITs had paid the Company amounts in excess of the 10% underwriting compensation limit per NASD rules. The Company reimbursed the REITs for these amounts with interest.

The Company has self-disclosed these instances and is conducting a dialogue with the NASD regarding how it calculates underwriting compensation under NASD guidelines. The Company believes that the reimbursements and accruals reflected in the accompanying financial statements reasonably approximate its financial liabilities in this matter.

SUPPLEMENTAL INFORMATION

CNL SECURITIES CORP.
(A Wholly Owned Subsidiary of CNL Capital Markets, Inc.)

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

For the year ended December 31, 2006

Net Capital

Computation of net capital:		
Total ownership equity	$	13,672,444
Nonallowable assets:		
Other receivables		2,455,827
Prepaid expenses and other assets		1,166,219
Property and equipment - net		232,716
Securities haircuts		6,928
Total		3,861,690
Net capital	$	9,810,754

Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	678,653
Minimum dollar amount		5,000
Net capital requirement		678,653
Excess net capital		9,132,101
Excess net capital at 1000%		8,792,773
Percent: Aggregate indebtedness to net capital		104%
Debt to debt-equity		N/A

Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
CNL Securities Corp.:

In planning and performing our audit of the financial statements of CNL Securities Corp. (the Company), a wholly owned subsidiary of CNL Capital Markets, Inc., as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, [Designated self-regulatory organization], and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Orlando, Florida
February 23, 2007

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